SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. __)*

Vast Renewables Limited
(Name of Issuer)

Ordinary Shares without par value
(Title of Class of Securities)

Q9379E105
(CUSIP Number)

Nabors Lux 2 S.a.r.l.

8-10 Avenue de la Gare, Grand-Duchy of Luxembourg

R.C.S. Luxembourg B 154.034

(281) 775-4890

with a copy to:

Scott Golenbock, Esq.

Brett Nadritch, Esq.

Milbank LLP

55 Hudson Yards

New York, NY 10001

(212) 530-5180

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	Q9379E105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nabors Lux 2 S.a.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,225,405 Ordinary Shares (as defined below) (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,225,405 Ordinary Shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,225,405 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Inclusive of warrants to purchase 7,441,500 Ordinary Shares exercisable within 60 days of the date of this Schedule 13D.

(2)	Percentage beneficial ownership is based on 29,291,884 Ordinary Shares, outstanding as of December 22, 2023, as reported in that certain Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2023, together with warrants to purchase 7,441,500 Ordinary Shares owned by the Reporting Person named above.

CUSIP NO.	Q9379E105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nabors Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2€ ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,225,405 Ordinary Shares (as defined below) (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,225,405 Ordinary Shares (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,225,405 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6% (4)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(3)	Inclusive of warrants to purchase 7,441,500 Ordinary Shares exercisable within 60 days of the date of this Schedule 13D.

(4)	Percentage beneficial ownership is based on 29,291,884 Ordinary Shares, outstanding as of December 22, 2023, as reported in that certain Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2023, together with warrants to purchase 7,441,500 Ordinary Shares owned by the Reporting Person named above.

Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the ordinary shares, no par value (“Ordinary Shares”) of Vast Renewables Limited, an Australian public company limited by shares (f/k/a Vast Solar Pty Ltd, an Australian proprietary company limited by shares) (the “Issuer”). The Issuer’s principal executive offices are located at 226-230 Liverpool Street, Darlinghurst, NSW 2010, Australia.

The Reporting Persons (as defined below) beneficially own an aggregate of 11,225,405 Ordinary Shares (the “Subject Shares”), consisting of 3,783,905 Ordinary Shares and warrants to purchase 7,441,500 Ordinary Shares exercisable within 60 days. The Subject Shares represent approximately 30.6% of the issued and outstanding Issuer’s Ordinary Shares (calculated in accordance with Regulation 13D), outstanding as of December 22, 2023, as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on December 22, 2023.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by the following persons:

(i)	Nabors Lux 2 S.a.r.l., a Luxembourg private limited liability company (“Nabors Lux”); and
(ii)	Nabors Industries Ltd., a Bermuda exempted company (“NIL”).

The foregoing persons are collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) Residence or business address of the Reporting Persons:

(i)	Nabors Lux: 8-10 Avenue de la Gare, Grand-Duchy of Luxembourg, R.C.S. Luxembourg B 154.034; and
(ii)	NIL: Crown House, Second Floor, 4 Par-la-Ville Road, Hamilton, Bermuda HM 08.

(c) Principal occupation or employment and the name, principal place of business and address of any corporation or other organization in which such employment is conducted:

(i)	Nabors Lux’s principal business is to serve as an indirect, wholly-owned subsidiary of NIL; and
(ii)	NIL’s principal business is to serve as a leading provider of advanced technology for the energy industry.

(d) During the last five years, none of the Reporting Persons have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

(i)	Nabors Lux: Luxembourg; and
(ii)	NIL: Bermuda.

Item 3.	Source and Amount of Funds or Other Considerations

The Reporting Persons received the Subject Shares as a result of the closing, on December 18, 2023, of the business combination pursuant to that certain Business Combination Agreement, dated as of February 14, 2023, as amended as of October 19, 2023 (the “Business Combination Agreement,” and the transactions contemplated thereby, the “Business Combination”), by and among the Issuer, Nabors Energy Transition Corp., a Delaware corporation (“NETC”), Neptune Merger Sub, Inc., a Delaware corporation and wholly owned direct subsidiary of the Issuer (“Merger Sub”), Nabors Energy Transition Sponsor LLC, a Delaware limited liability company (the “NETC Sponsor”), and NIL. In the Business Combination, among other things, Merger Sub merged with and into NETC, with NETC continuing as the surviving corporation and a wholly owned direct subsidiary of the Issuer.

On December 14, 2023, NETC Sponsor and its members completed certain distributions and other transfers of shares of NETC Class F common stock. Immediately prior to the Business Combination, Nabors Lux held 1,948,839 shares of NETC Class F common stock. At the effective time of the Business Combination, among other things, the shares of NETC Class F Common Stock held by Nabors Lux immediately prior to the effective time were exchanged for validly issued and fully paid Ordinary Shares.

Additionally, at the effective time of the Business Combination, each NETC Warrant then outstanding and unexercised automatically, without any action on the part of its holder, converted into a warrant to purchase Ordinary Shares (each such warrant issued under the Private Warrant Agreement, a “Vast Private Warrant”). As a result of the foregoing, Nabors Lux became the owner of 7,441,500 Vast Private Warrants.

In connection with the signing of the Business Combination Agreement Nabors Lux:

•	entered into a subscription agreement with the Issuer (the “Equity Subscription Agreement”), pursuant to which Nabors Lux agreed to subscribe for and purchase up to $15 million (reduced dollar for dollar by the proceeds received from Nabors Lux pursuant to the Notes Subscription Agreement) of Ordinary Shares for $10.20 per share in a private placement upon closing of the Business Combination.

•	Nabors Lux entered into a subscription agreement with the Issuer (the “February Notes Subscription Agreement”), pursuant to which Nabors Lux agreed to subscribe for and purchase up to $5 million of senior convertible notes (“Senior Convertible Notes”) from the Issuer in a private placement. Nabors Lux funded $2.5 million under the February Notes Subscription Agreement on February 15, 2023 and an additional $2.5 million under the February Notes Subscription Agreement on June 27, 2023;

•	Nabors Lux entered into a Notes Subscription Agreement (the “October Notes Subscription Agreement”) with the Issuer pursuant to which Nabors Lux subscribed for and purchased an additional $2.5 million of Senior Convertible Notes (the “Incremental Convertible Funding”). Nabors Lux’s commitment under the Equity Subscription Agreement was reduced, dollar-for-dollar, by the Incremental Convertible Funding; and

•	the Issuer entered into a Backstop Agreement (which was subsequently amended on December 8, 2023) (the “Nabors Backstop Agreement”) pursuant to which Nabors Lux agreed to purchase up to $10 million Ordinary Shares at a purchase price of $10.20 per share (the “Nabors Backstop”), to serve as a backstop for redemptions of NETC Class A Common Stock.

In connection with entering into the October Notes Subscription Agreement and the Nabors Backstop Agreement, NETC, NETC Sponsor, the Issuer and Merger Sub entered into an amendment to the Business Combination Agreement, pursuant to which, among other things, (i) the Issuer agreed to issue 350,000 Ordinary Shares to Nabors Lux pursuant to the Nabors Backstop Agreement, and (ii) the Issuer agreed to issue 1,500,000 Ordinary Shares to former members of NETC Sponsor to accelerate a portion of certain earnback shares (such Ordinary Shares, the “Earnback Shares”).

Upon consummation of the Business Combination, (1) the Senior Convertible Notes previously held by Nabors Lux pursuant to each of the February Notes Subscription Agreement and the October Notes Subscription Agreement converted into 749,772 Ordinary Shares, (2) Nabors Lux purchased 735,294 Ordinary Shares for $7.5 million in the aggregate pursuant to the Equity Subscription Agreement, as amended, and (3) the Issuer issued an additional 350,000 Ordinary Shares to Nabors Lux pursuant to the Nabors Backstop Agreement. Funds for the purchase of the Ordinary Shares pursuant to the Equity Subscription Agreement were derived from the working capital of NIL.

Item 4.	Purpose of Transaction

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes, because an investment in the Issuer is consistent with NIL’s strategy of focusing on energy transition investments in technologies with material tangencies to NIL’s technology platform. Notwithstanding the above, the Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of the Ordinary Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may from time to time and at any time in the future take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Ordinary Shares and/or other equity, debt, notes or other securities of the Issuer, or derivative or other instruments that are based upon or relate to the value of the Ordinary Shares or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) entering into, modifying or terminating commercial agreements with the Issuer.

The executive officers and directors of each Reporting Person are listed hereto in Annex A.

Item 5.	Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on the respective cover pages of this Schedule 13D and the information set forth or incorporated in Items 2 and 3 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a) and (b) Information about the number and percentage of Ordinary Shares beneficially owned by the Reporting Persons is set forth in Item 1, and that information is incorporated by reference herein.

(c) Except as described in Item 3 to this Schedule 13D, during the past 60 days, the Reporting Persons have not effected any transactions in the Ordinary Shares.

(d) No one other than the Reporting Persons and their beneficial owners have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Subject Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in or incorporated by reference in each of Item 3 and Item 4 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

Nabors Lux is a party to that certain Shareholder and Registration Rights Agreement, dated December 18, 2023, with the Issuer and the other parties thereto (the “Shareholders Agreement”), pursuant to which (i) Nabors Lux is subject to a lock-up period of six months following the Business Combination during which it is prohibited from selling, contracting to sell, pledging, granting any option to purchase, making any short sale, or otherwise disposing of any Ordinary Shares (subject to certain customary exceptions), (ii) NETC Sponsor has the right to nominate for election to the Issuer’s board of director, (1) until the third anniversary of the Business Combination or the date on which the Issuer achieves a market capitalization equal to or greater than $1,000,000,000 (the “Expiration Date”), two directors, and (2) following the Expiration Date, one director, in either case for so long as NIL and its affiliates collectively beneficially own 50% of the Ordinary Shares collectively beneficially owned by such parties immediately following the Business Combination, (iii) NIL is granted consent rights over certain debt or equity capital raises by the Issuer until the Expiration Date, and (iv) NIL is granted certain rights if, prior to (A) the date that is six months following the Business Combination, any investor, or (B) the date that is nine months following the Business Combination, certain investors, invest in equity or debt interests of the Issuer on terms that are more favorable to such investor from a financial perspective than the terms applicable to Nabors Lux under the Nabors Backstop Agreement, as determined by NIL in its reasonable discretion (in which case, the Issuer will issue additional Ordinary Shares to Nabors Lux (or its affiliates) so that the aggregate number of Ordinary Shares received by Nabors Lux and its affiliates for their investment under the Nabors Backstop Agreement is equal to the number of Ordinary Shares they would have received had the price for all such shares been at the price received by the new investors, provided further that if such investors have subscribed for securities other than Ordinary Shares, Nabors Lux will have the right to exchange its Ordinary Shares for such securities). Pursuant to the Shareholders Agreement, the Issuer is also obligated to file a registration statement to register the resale of certain securities of the Issuer held by Nabors Lux. Upon the closing of the Business Combination, NETC Sponsor designated William Restrepo and Colleen Calhoun to the Vast Board of Directors. The foregoing description of the Shareholders Agreement is qualified in its entirety by reference to the Shareholders Agreement which is filed as Exhibit 1 to this Schedule 13D and incorporated by reference herein.

Nabors Lux has agreed not to (i) receive any Earnback Shares or (ii) exercise any Vast Private Warrants, in each case until the Australian Foreign Investment Review Board has approved the acquisition by Nabors Lux of a greater than 20% interest in the Issuer.

Pursuant to the Nabors Backstop Agreement, Nabors Lux has irrevocably subscribed for and agreed to purchase prior to January 9, 2024, and the Issuer has agreed to sell to Nabors Lux, 681,621 Ordinary Shares for $10.20. The foregoing description of the Nabors Backstop Agreement is qualified in its entirety by reference to the Nabors Backstop Agreement which is filed as Exhibit 2 to this Schedule 13D and incorporated by reference herein.

In addition, Nabors Corporate Services, Inc. (“Nabors Corporate”), an affiliate of NIL and Nabors Lux, is a party to that certain Services Agreement with the Issuer, dated February 14, 2023 (the “Services Agreement”), pursuant to which Nabors Corporate provides certain services related to operations, engineering, design planning and other operational or technical matters to the Issuer. The foregoing description of the Services Agreement is qualified in its entirety by reference to the Services Agreement which is filed as Exhibit 3 to this Schedule 13D and incorporated by reference herein.

Nabors Energy Transition Ventures LLC (“NETV”), an affiliate of NIL and Nabors Lux, is a party to that Joint Development and License Agreement with the Issuer, dated February 14, 2023 (the “Development Agreement”), pursuant to which, among other things, NETV and the Issuer agree to work together on a project-by-project basis to develop products and/or equipment related to solar power generation. The foregoing description of the Development Agreement is qualified in its entirety by reference to the Development Agreement which is filed as Exhibit 4 to this Schedule 13D and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description
1	Shareholder and Registration Rights Agreement, dated December 18, 2023, by and among the Issuer and the holders party thereto.

2

Backstop Agreement, dated as of October 19, 2023, by and between the Issuer and Nabors Lux 2 S.a.r.l. (incorporated by reference to Annex J to Amendment No. 5 to the Registration Statement on Form F-4 (File. No. 333-272058), filed with the SEC on November 20, 2023), as amended by that certain Amendment No. 1 to Backstop Agreement, dated as of December 8, 2023, by and between the Issuer and Nabors Lux 2 S.a.r.l.

3

Services and Cost Reimbursement Agreement, dated as of February 14, 2023, by and between Nabors Corporate Services, Inc. and the Issuer (incorporated by reference to Exhibit 10.6 to Amendment No. 5 to the Registration Statement on Form F-4 (File. No. 333-272058), filed with the SEC on November 20, 2023).

4	Joint Development and License Agreement, dated as of February 14, 2023, by and between Nabors Energy Transition Ventures LLC and the Issuer (incorporated by reference to Exhibit 10.7 to Amendment No. 5 to the Registration Statement on Form F-4 (File. No. 333-272058), filed with the SEC on November 20, 2023).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2024

NABORS LUX 2 S.A.R.L.

	By:	/s/ Henricus Reindert Petrus Pollmann
	Name:	Henricus Reindert Petrus Pollmann
	Title:	Type A Manager

NABORS INDUSTRIES LTD.

	By:	/s/ Mark Andrews
	Name:	Mark Andrews
	Title:	Corporate Secretary

Annex A

Nabors Lux
Name	Title	Title Role
Andrews, Mark D.	A Manager	Manager
Gallagher, Patrick Thomas	B Manager	Manager
Pollmann, Henricus Reindert Petrus	A Manager	Manager

NIL
Name	Title	Title Role
Beder, Tanya S.	Director	Director
Chase, Anthony R.	Director	Director
Crane, James R.	Director	Director
Kotts, John P.	Director	Director
Linn, Michael C.	Director	Director
Petrello, Anthony G.	Director	Director
Yearwood, John	Lead Director	Director
Andrews, Mark D.	Corporate Secretary	Officer
Petrello, Anthony G.	Chairman, Deputy Chairman, President & Chief Executive Officer	Officer
Restrepo, William	Chief Financial Officer	Officer